Filed by Abra Financial Holdings, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 20, 2026

On March 18, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer participated in an interview on The Pomp Podcast. A transcript of the interview is set forth below.

Host: Anthony Pompliano

Guest: Bill Barhydt, CEO of Abra

Show: The Pomp Podcast

Date: Wednesday, March 18, 2026

Bill Barhydt: All of that equates to incremental significant money printing this year. I wouldn’t be surprised if we see stimulus checks this summer, going into the midterms. Crypto is screaming right now. I mean, we’ve never had more tailwinds in our space, but if you’re just talking about price, I think you need retail. My biggest concern, and I’ve been very clear about this publicly.

Anthony Pompliano: What’s going on, guys? Today, we got a great conversation with Bill Barhydt. He is the founder and CEO of Abra. And in this conversation, we talk about what’s going on with the Bitcoin price given all the context of the Iran conflict. What’s going on in traditional assets, how’s it going to impact your personal portfolio. Then we get into regulation and the new SEC CFTC rules that came out, the Clarity Act. We also talk about his big deal that he just announced where Abra is going public via SPAC transaction. And then we finish up with some talk around artificial intelligence, how they’re using it internally, how he’s using it personally, and how it could impact the finance industry more broadly. All that and more in my latest conversation with Bill Barhydt. All right, Bill. I thought a great place to start the conversation is when the Iran war kicks off. We’re dropping bombs all over the Middle East and now we’ve got to figure out ‘what does that mean for Bitcoin’. Very interestingly, almost everything else is sold off. People are really worried. Oil’s up, right? Inflation concerns, but Bitcoin’s hanging in there. Why do you think Bitcoin is doing so well?

Bill Barhydt: I think the two points are mutually exclusive. I’m not convinced that it’s because of the war that it was falling or going up, right? I think Bitcoin is still a macro liquidity suck, and I think you’re going to see this year significant improvements in the liquidity situation. We’ve got a trillion dollars in debt financing debt servicing we’ve got to finance. We’ve got 10 trillion in debt that we have to basically refinance. We were trying to do it last year at lower rates. They’re going to do what they have to do in my opinion, to get those rates as low as they possibly can. All of that equates to incremental significant money printing this year. I wouldn’t be surprised if we see stimulus checks this summer going into the midterms, right? So, so again, to me, it just all equates to more money printing. I don’t think Bitcoin is front running that yet. I don’t think the market believes everything I’m saying yet. I probably have a little bit of a contrarian view. DXY is actually up the last like what 90 days, which is usually a leading indicator on liquidity. I think that’s why, you know, Bitcoin fell in Q4, Q1 is when the liquidity didn’t come. And so I think Bitcoin has kind of stabilized in that and I think it’ll stabilize for a while in that kind of 65 to 90K range, which for the non-integrated people sounds like that’s not a range. That’s insane, right? But for our world, that’s a range, right? And I think that’s what we’re going to see. You know, we may see a wick to 55, but I wouldn’t be surprised if the bottom is in.

Anthony Pompliano: It feels like I don’t think in Bitcoin’s history we’ve ever seen like a double extreme fear in the sense of I think I saw the fear print the lowest I saw was like a six.

Bill Barhydt: Yeah.

Anthony Pompliano: On the extreme or the fear and greed index.

Bill Barhydt: Yeah.

Anthony Pompliano: to go to six, recover a little, and then like get another, you know, extreme fear like that. Maybe there’s some existential shock that would occur

Bill Barhydt: And it’s at 70k doing that.

Anthony Pompliano: Correct. And so it’s like, okay, sure, maybe something else could happen, but given the facts that we have right now, you kind of have hopefully the worst behind us. And so as you get the stability, do you think that there’s any credibility to global large investors saying, “Wait a second, there’s global instability happening. There’s uncertainty on the horizon. Oil prices are up. Gold, stocks, bonds, everything is selling off. Bitcoin is not. Maybe I should do some more work here. Maybe this is a non-correlated asset. This is something that should be in my portfolio for moments like this.

Bill Barhydt: Yeah, I think there was a rotation that happened in Bitcoin. I think that rotation is kind of reaching an equilibrium state right now. I think what’s really happening is that retail money is nowhere to be found, and retail sentiment in general for the overall investing environment outside of like prediction markets and short-term bets is very, very low. And so I think until we see significant money coming in from a government liquidity perspective or some other source of liquidity, I don’t think we’re going to basically move outside of that range that I mentioned. I think crypto is still, by and large, a retail market. Everybody, including Abra, is excited about the institutions coming, but even ETFs at the end of the day are an interface for retail to buy securitized versions of Bitcoin via their broker, right? And that’s penetrated what 15 16, maybe 20% tops of the Bitcoin floats, and the rest is basically, you know, not securitized. And so I’m still convinced that we need retail. If we’re talking about price, if we’re just talking about the dynamics and the value add of digital assets, smart contracts via stable coins, you know, now tokenized equities, tokenization of real world assets, crypto is screaming right now. I mean, we’ve never had more tailwinds in our space. But if you’re just talking about price, I think you need retail.

Anthony Pompliano: Yeah, it’s very fascinating. Now, when we think about the fallout of some of this stuff like private credit having cracks at the same time that there’s geopolitical instability people are going risk off like that all seems connected to me, right? If I’m worried about what’s going on in the market then I want to raise cash I want liquidity we see from the fund manager surveys all these things that cash is definitely being raised so then people start to redeem the private credit and the question then becomes like is this whole chain reaction kind of you know global financial crisis 2.0 know where if private credit has problems then private equity has problems. Private equity has problems that are going to reverberate throughout these portfolios. What’s your general feeling there?

Bill Barhydt: So I’m not an expert in private credit markets. My background is more in traditional well, my capital markets background is more in traditional fixed income, but I would say I look at the leverage and I kind of follow the leverage when I think about the winding up and the unwinding of these things. And private credit and private equity basically are still in the kind of post-Zero hangover headwinds. And that unwind hasn’t happened because it hasn’t needed to happen yet. In other words, if you’re in private equity and you have a 10-year fund and you basically were able to raise a lot of money in Zer, put that money to work and you’re in year four when that happened and you’re in year seven right now, you’re still basically a few years away from h being forced to take a write down on many of those deals where you finance those deals at close to zero and you’ve got to refinance them at a number much higher than zero. That’s when, you know, the proverbial chickens come home to roost in my opinion, and that’s the leverage unwind that I’m looking at in those markets. And I do think there’s going to be more pain to come there for sure.

Anthony Pompliano: One of the things that people I find very smart and look to in these moments are all not talking about private credit. They’re all talking about private equity. And so they’re like look I was talking to somebody and she was saying that the private credit is the top of the stack like they are first in line if they have problems well what’s the equity worth.

Bill Barhydt: 100% and a lot of it is software right so so look at the SAS the SAS world has been decimated will it recover is it is it overblown I’m not sure but I can tell you that a lot of midcap CIOs are going to be looking at you know Claude and other tools first and off-the-shelf SAS second to meet a lot of their immediate needs because they can develop and prototype things in minutes now and so why would you be paying Oracle and Netsuite for things you don’t necessarily need, right. I know you are doing this with your own tools that you guys have developed right for AI. So if you’ve made a lot of bets in private equity and SAS that you haven’t had any liquidity event for and you’re in year seven of those 10-year funds, and you haven’t taken a write that can get ugly real, real quick. Now, I don’t know how those numbers affect the overall GDP because they are private. But I can tell you that I have not seen a lot of public write-downs or failures of these private equity funds and I would not be surprised if we start seeing significant write-downs or failures of private equity funds.

Anthony Pompliano: Why would I write it down if I don’t need to? Right.

Bill Barhydt: There you go.

Anthony Pompliano: Let’s talk regulation. Obviously, the Clarity Act is starting to make a lot of progress, but we also saw the SEC and CFTC, they’re like boys, you know. Paul and Mike seem to be sympatico; they just released this brand new guidance, I think is maybe the way to describe it around how they’re going to categorize all of these different crypto assets. The list was a little bit longer than I thought it was going to be. There’s like five, I think five different categories. What was your general take? Good, bad, and different.

Bill Barhydt: I mean I was blown away honestly because it was the first like for years it’s been a very simple message whether we like the rules or not tell us what the rules are so we can all follow the rules if there needs to be rules right and and so we went from everything is a security being the rule which none of us ever believed was the case in the first place but it was more like hey you startups can’t afford to fight us anyway so everything’s a security right I remember getting a request I think I can talk about it now, it’s been many years, from the SEC where they basically gave our company a list of like 30 assets and said ‘can you please identify which of these are securities’ and included Bitcoin Ethereum. I said to my lawyers, I said, none of these are securities. They said, “Well, we can’t; that can’t be our answer.” I said, “Well, what do you mean it can’t be our answer? It’s the answer.” They said, “No, you’ve got to list a couple as securities.” I said, “Well, I’m not doing that. You go figure it out.” And so, at least now we’re having an intelligent conversation about what a digital commodity is, right? What a digital security is and the fact that something can be a digital commodity, and you can raise money in a securities-style offering, which may require disclosures, but selling that digital version of a Pokémon card later may not be a security offering, just like selling Pokémon cards is not a security offering. Somebody has finally come to their senses and documented that, and that is really really good news for our space. Probably on the order of importance of the Genius Act itself for stable coins because this affects thousands of potential digital asset projects that are out there that needed you know that clarity. And I’m also not 100% sure they would have done this if they didn’t think that the Clarity Act was coming because they want all of this to be consistent. So, to a certain degree, I think they’re actually front running the Clarity Act itself, which is also good news.

Anthony Pompliano: Yeah. It’s kind of like they were, it’s like a parent whose kid is learning how to ride a bicycle.

Bill Barhydt: Yeah.

Anthony Pompliano: And you’re kind of running along alongside it. You kind of, hey, go here, go here. Right. Okay. But the kid thinks that they are riding the bike.

Bill Barhydt: But you know where the bike’s headed, and you could steer them. That’s a great analogy. I totally agree with that.

Anthony Pompliano: Yeah. And were there any downsides or things that you saw in there that you were actually worried about?

Bill Barhydt: No. Honestly, no. I think they did it so far. I’ve read it. I’ve also had, you know, my internal AI rate read it, compared to our own, you know, thoughts on the matter, and I’ve been shocked at how useful, accurate, yeah, and well done this has been so far.

Anthony Pompliano: Now that we have it, does the Clarity Act matter more or less when it actually gets done?

Bill Barhydt: Okay, so I have a different feeling on the Clarity Act. My opinion on the Clarity Act is not necessarily about the nuanced details of how we deal with stablecoin yield or this or that. My biggest concern, and I’ve been very clear about this publicly, is we need a regulatory moat around the digital asset space that makes sure that everything we’re codifying now stays the way it is regardless of who is in power in the White House, right? Who is running the Senate Finance or Banking Committee, who is running the ad committee, right? We can’t basically be changing our stance on what’s a digital commodity and what’s a digital security every four years because we have a different person in the White House, who is putting different people in power. So we need to codify what they’re saying not just as policy but as law, right? And Chevron I think I’m not a lawyer but I believe Chevron also makes this clear right they can be interpreting existing law today very very clearly but if somebody interprets that law differently we’re back at the courts again and we need to codify this so that we don’t have Warren Gendler 2 in four years and it undoes everything that we’ve been working on for the last 18 months.

Anthony Pompliano: It does feel like there’s a lot of momentum and energy behind getting that done. It also now, as we start to get more clarity, opens the opportunity for people to say, hey, I can grow my business. I can go and kind of play offense. You guys just announced that you are going public via a SPAC transaction. Describe a little as to what the thought process is behind doing it and what the deal structure is.

Bill Barhydt: Sure. Well, the thought process is to build on what we just talked about. The tailwinds in our space are real tokenization stable coins. We’ll talk about wealth management and you know being in the wealth management space. We not only want to service our clients but other wealth managers who need to offer digital asset solutions to their clients in a hundred trillion dollar market. Right? So we believe that the headwinds we had before have now become tailwinds. I don’t think the tailwinds are going to get any stronger than they are now except maybe if we stop bombing other countries and you know World War III doesn’t break out. But independent of that, the tailwinds are there. It’s clear to us that as a public company, right, as a registered investment adviser with the SEC, we’re now in a position to establish ourselves as the future de facto leader in this emerging intersection between the digital asset space and the wealth management space, which is basically on zero, right? I mean, you know, we use this phrase, get off zero, right? Well, the wealth management space outside of small exposure to Bitcoin ETFs is basically zero. Most of them are still managing 6040 portfolios when everybody in our shared world thinks that that allocation is dead. That the 40 allocation makes no more sense. But that’s where they still are. Why? Because they don’t talk to their clients more than a couple of times a year most likely, right? Or in some cases, maybe the client has passed away, and nobody knows. Who knows, right? But that reallocation or inheritance and movement of those assets to the next generation away from what I call the boomer money into, you know, the nextgen money is about to happen. And they don’t want to use the boomer systems. They don’t want the 6040 portfolio. Most of them are like, what is this treasury stuff? I don’t get it out of here. It’s losing me money, right? They’re on Robinhood. They’re on Koshi, you know, they’re on the next-gen platform. They’re looking at crypto, right? So, we’re going to help that wealth management space get off zero.

Anthony Pompliano: When you start looking at these RIAs, is it fair to say some of them are very skeptical and still like I’m not touching this stuff and then others are like how do I upgrade and you know replace cash with stable coins and like they’re all in and everything in between or do we now have maybe shame towards the RIAs who are still you know this is worthless like like that’s kind of a a a dead perspective.

Bill Barhydt: I see okay, so I’ve been speaking to RIAs quietly for years, probably five or six years now. So I speak, for example, at Rick Adelman’s events, and he hosts big RIA events every year. So I get to meet with them, and I’ve seen the transition. So 5 years ago I’d be presenting, and the questions I get from the audience was I really don’t understand this Bitcoin thing. Can you explain it to me like I’m a 5-year-old? That doesn’t happen anymore. Now the questions are okay so I have clients who are holding Bitcoin separately on a hardware wallet and they’re telling me that they want to borrow against it and I don’t know what they’re talking about or or like two years ago when I was at one of the events I was talking about nextgen you know smart contract platforms I said I’m really bullish on Solana personally for example or bullish on Sui, Aptos and last year like so the year after I’d have individual wealth advisors coming up to me oh thank you for talking about Solana. I ended up buying some, and I’ve done really well with it. I said, “Oh, great. What about your clients?” And they were like, “Oh, no. Can’t can’t can’t do that. I can’t put my clients in it yet.” I said, “Well, well, why not?” And they said, “Well, it’s usually a compliance legal decision within the company.” Now, we’re having discussions to say, “How do we do this, right? How do we legally do this in a way that’s compliant?” Because the demand is growing, right? And so that’s a totally new set of discussions. My clients want to borrow against their portfolio. They want to earn yield on their digital assets. They don’t want them on hardware wallets. They don’t want all their equities over here and all their digital assets over here, you know, buried in the backyard. They can’t deal with that in their trust or for inheritance. And so we’re already seeing that with our direct clients. So we validated that. We know that the business model works and the demand is real today. That’s our existing business. Now what we’re saying is we’re in a position to offer it to your clients as well. That’s starting, they’re starting to get it. It’s starting to resonate.

Anthony Pompliano: Are there going to be digital assets only RIAs? Like if you think about it from the perspective, they won’t actually have their clients wanting traditional assets. It’ll just be all crypto. Everything’s tokenized etc.

Bill Barhydt: I think. Okay, so it’s another way of asking the same question: do we get to a world where the traditional model for custody of equities moves completely to digital? Are we in a model where, therefore, the custodians that an RIA would use are now completely digital, meaning they look more like Abra right than they do like you know a Schwab right, and I think the answer is all of it is going to move to be digital. So the question becomes kind of moot because every portfolio by definition becomes 100% digital assets over the next 10 to 15 years or sooner right it’s just a question of how fast we can get you know tokenized equities live in the US deal with the clearing issues and the custody issues I think you’ll see tokenized public equities live in the US this year for the first time and then after that it’ll simply be a question of how fast they get adopted opted by wealth advisers and then how fast you can start to do custom portfolio construction within the wealth advisor space based on the fact that I have tokenized Tesla shares or soon tokenized SpaceX shares and Bitcoin which is a token and Ethereum or Solana and they become one tokenized portfolio that I can build custom construction around. That will be available in the next year, in my opinion. I’m making some assumptions that certain things will get figured out in the market, which could be off a little bit, but I think you’re going to see a mass migration to tokenized portfolios over time. Why? Well, number one, you can borrow against in theory the entire value of your asset portfolio using DeFi. That’s huge. Two, they trade 24/7, which is what people today want, right? Remember, when you buy Bitcoin in an ETF, you’re literally buying an exchange-traded product that trades 35 hours a week. Bitcoin trades 24/7. That’s a problem, right? These models that we’re talking about address that problem over time.

Anthony Pompliano: When you’re looking at this, it does feel like the advisers in one hand are trying to keep up with the industry, but now they have clients that are so informed, like they’re getting information on the internet, on podcasts, newsletters, you know, X, whatever. The role of the adviser seems to be shifting a little bit. Are they going to go away? Do they become more valuable? You know, I’m very fascinated by the idea of AI going to what jobs are going to get replaced?

Bill Barhydt: Yeah.

Anthony Pompliano: And I don’t know if I have an answer for the financial advisor like it maybe it’s bifurcated.

Bill Barhydt: I’ve spent a lot of time learning about this industry, right? So, think about public markets and public market CEOs because I always say follow the money. What’s the incentive? You know, as goes the incentive, so goes the strategy and the execution, right? Public market CEOs generally have a four-year kind of incentive model because they receive stock, you know, grants or RSUs, and they invest over four years. You know and and and so their actions tend to follow that model, right? The single best thing you can do besides making your numbers every quarter is to drive up your stock price is usually to buy back your stock. And so you know, traditionally, people who are on a 5-year tenure will look to buy back stock, in my opinion, as quickly as possible because they know it’s going to drive the stock price up. In the RIA world, you have RIAs that are being bought and sold constantly. Why? Because the owners retire, partners retire, and so that changes things a lot in terms of how these companies are managed, right? So, like when Adelman Financial Engines was merged into a private equity company, it was an amalgamation of two companies, and since they’ve bought a lot of little RIAs, and they do that because they wait until these partners or CEOs retire, and they’re looking for a home for what they’re doing because they want to cash out, right? And so they usually cash out by looking for a place to sell or merge, or you know, they’ll get payments over many years. And so I think this transition to or the inheritance transition that’s coming from the boomer generation, combined with this next generation of people kind of cashing out is going to create massive consolidation within the RIA space. And there’s also like 15 major platforms that are used in that space. None of them are AI-centric today. That has to go, that has to be fixed. So there’s going to be another wave of consolidation from a tech perspective where people’s portfolios are constructed. So anyway, so massive changes of foot in my opinion in the whole wealth management space in this country

Anthony Pompliano: With AI. How’s it changing how you guys build the company internally?

Bill Barhydt: Oh god, it’s taken over. I mean it’s fantastic. So development is like we prototype stuff in hours. We use the tools. Now, when you’re developing stuff that touches people’s money, the AI and Abra don’t touch people’s money today or crypto or anything like that. But if we’re developing new features, we’re screaming. If we’re testing, you know, market messaging, and we want to run it, we can have virtual legal discussions because as an RIA, you have a framework for marketing that’s different from a money transmitter, for example. All of that we can test, right? And so I have, you know, a Jarvis I’ve built in my life that’s fully integrated with every aspect of our business that can basically run analysis for me in real time. And I’ve opened it up to my exec team, for example, to be able to take advantage of. If you’re not an AI-first company and you’re less than 250 people, you’re crazy because you’re not taking advantage of the fact that you should be in a position to move literally 10x faster now than companies that have entrenched systems that can’t quickly move to the AI tools, right? That’s the key right now mid-sized to midsize companies should be able to move on a dime like switch on a dime right now versus the large incumbents that are having raging debates and are afraid of the displacement that’s coming. We’re not afraid of the displacement. We need the help because we’ve always been running Abra hyperefficiently. Right. One of the reasons I’m excited to go public. But I’m not looking to hire hundreds of people.

Anthony Pompliano: Yeah. Well, the Jarvis thing you built, how did you build or like what’s a tech stack or descript?

Bill Barhydt: Yeah, I’m a computer science guy. So, as a tech nerd, I’ve created an amalgamation of a lot of different tools. I’ve spent a lot of time with OpenClaw. The problem with OpenClaw is like it’s just Swiss cheese for your life, meaning it goes both ways. So, you really have to know what you’re doing to lock things down, especially as a wealth manager. So I’ve tested that and created environments where I can give it access to documents but I know that the outside world has no access. Doing that is not for the faint of heart. But I’ve you know integrated–

Anthony Pompliano: Do you think so, but this is very interesting to me. So like OpenClaw, I got a new computer right. So how about this? You tell me what you would do if you were me in terms of I want to build a bunch of stuff to automate inside of our businesses or just in my life in general. Where do you think most people start? Right. And the reason I say that is because I do think that there is a friend of mine PE operator on X, he tweeted this whole long thing and he was like you know I spent hours and hours and I mean 20, 30 hours and he’s like and all of this stuff I kept seeing the demos and this was cool and this and basically the conclusion was like this stuff is hard like stop making this stuff look so simple for everybody right like this is not something where you just like I woke up I pressed a button all of a sudden it’s magic. There is an element of like that’s the light at the end of the tunnel, but there was a lot of work and patience and and and attention to detail to get there

Bill Barhydt: Right, and I think that’s the next step is that comment you made about how hard it is. I think that’s about to change, but we’re still in that phase of it’s really hard. So, let me be specific, right? So, if you install OpenClaw today, which I’ve done, and you want to give it access to your email, to your Slack, to your to have a voice channel, Telegram, text, WhatsApp, which I’ve done, but I’ve done it in a very locked-down environment. It’s most of that and even my cloud drive, my local file drive. A lot of that is API based, meaning there’s no way to do it by just typing in, please access my Gmail. It can’t do that, right? So you literally are going to, you know, different cloud service providers and getting API keys. I’ve already lost half your audience, right, by saying that they’re like, “Well, I don’t understand what Bill’s talking about.” That’s going to change eventually because these services know that in order to maintain their client relationships, they’re going to have to integrate with these AI agents by default. But right now, I have to do the work of creating that integration myself, maintaining it, and making sure it doesn’t break. Especially when you become dependent on it, right? So, there’s a couple of keys that I use that expire by default, and there’s nothing I can do about it, which means every few weeks I have to go in and redo it. And so, I think there’s going to be a wave that we’ve proven the demand, and every LLM is looking to reproduce what OpenClaw did because they want to own those relationships to make those integrations infinitely easier for the layman, the mid-size company. But I also think it’s going to create a lot of demand for tech talent, right? And and and so I think there’s going to be a sea shift in how tech talent is hired inside of companies. Yes, you’ll probably see, you know, a fair amount of cuts, but it’s going to be a reallocation into the people that can make these services and tools work and train the staff to become the trainer, people in support, people in finance who are going to basically train, you know, their Jarvis on how to basically understand the finances of the company so that you can quickly answer questions and do FPNA light speed, for example.

Anthony Pompliano: Yeah, it’s fascinating to me because I keep asking people like, “Okay, cool. You built something like what is the impact? What is the thing?” And I’ve heard everything from there’s a company they started with one agent internally, now they maybe have somewhere more than 10, less than 50. I don’t know what the number is today, but they pretty much are trying to give an agent to each department inside of their company. So, you know, a fairly large company, hundreds of millions of dollars of revenue. And what they’re trying to do is increase the clock speed of the organization. And so one way to increase speed is to compress the time it takes to do various tasks. And it’s crazy. It’s caught like wildfire inside of this business. I have other friends who are like, “Oh, it drafts my emails for me.” I don’t think I can pass judgment as to one being more valuable or less valuable, but it does feel like there’s kind of like a macro organization and then there’s like the micro impact on the individual themselves. And you need to marry those two things together.

Bill Barhydt: Yeah. So, for me, I agree with that. And it’s drafted emails for me. It’s drafted documents for me. I always proof. Amazing.

Anthony Pompliano: Amazing.

Bill Barhydt: It went well, and this is a big transition over the last nine months. A lot of mistakes I would say certainly this time last year. Huge transition to being almost perfect now. Like remarkable the difference. Like all the hallucination stuff we used to talk about, we don’t hear so much about that right now. The other thing that I’ve come to realize is like the holy grail of doing this right and I think this probably true for most mid-size companies, is when you can reverse the model so that it’s not you directing the tool it’s you become AI-centric, and in a way, you almost work for it. So, in other words, for the day-to-day things that are table stakes for running a business, I don’t want to have to basically direct any AI tool. I just want to know that it’s doing it and that it tells me in an interrupt-driven way where it needs my help. And I want to add value in super strategic ways that drive the business, versus dealing with the mundane day-to-day. And I want that to be true for my exec team as well, and then eventually push that further and further down so that becoming a domain expert, right, is the value add as opposed to yes, I know how to answer support emails really quickly. Well, I don’t really care about that at scale. I care about the fact that your domain expertise is helping the AI that owns the process do it a thousand times faster. And I’m happy to pay you a lot more for that if it comes to that, because you know, we’re so much more efficient as a company. And so I think people are going to start to realize that it’s not as scary as you think to reverse the model, right? And say, “Well, I don’t want to work for some AI overlord.” Well, that’s not what I’m talking about. I’m talking about the table stakes of running a business day-to-day. let it deal with it, right? And then let’s transition. And this is going to happen very quickly in my opinion over the next couple of years.

Anthony Pompliano: Yeah, it does really feel like as this AI stuff becomes more pervasive, like what you’re basically talking about is like full-on autonomy. And so I’m fascinated by Stripe and Tempo, one of the companies that they’re helping fund, came out with, I think it’s called a machine payment protocol, MPP. And it’s this whole idea of they’re trying to create a unified, you know, protocol so that people or I’m sorry, machines can pay each other back and forth, etc. like duh, no-brainer, it feels like, right?

Bill Barhydt: Yeah. So I recently joined Algorand as chairman to hopefully help revive the platform. I mean it’s a fantastic tech stack you know that they built at Algorand. It’s got super instant finality for payments. And one of the things they’re spending a lot of time on is this new X402 protocol which kind of Coinbase wanted to be like the missing payments protocol that was in the original Netscape browser that we created back when I was there because it contemplated the idea of money for the internet. Now, we’re basically seeing that machine-to-machine payments are probably the future of smart contracts, right? Because if you’re spinning up an agent and you say to that agent, what is the most efficient, fastest, cheapest way for you to do machine-to-machine, agent-to-agent transactions, it’s invariably going to come up with crypto. What it’s not going to tell you is go, I need to go create a bank account. That’s not going to happen. That makes no sense. Now, if it’s using yours, maybe, right? But even then, I still am convinced that either native crypto or stable coins in the short term are the best way for these agents to transact. And they’re figuring it out. Right? If you ask most agents what the best store of wealth is, my guess is in many cases it’ll probably say Bitcoin for a lot of reasons, but it may not want to use Bitcoin for transactions because they’re too expensive. But it might say, “Hey, let’s use Solana for transactions.” Super easy. You know, we obviously want that to eventually become Algorand because of the advantages there, but it’s going to be super awesome competition between all these L1s to become the transaction platforms for those agents.

Anthony Pompliano: Yeah, it does beg the question, then is it Bitcoin, is it stablecoins, is it another coin? Like, how do you move money in this world?

Bill Barhydt: Fast and final, the two Fs that I care about the most if I’m an agent, and some people

Anthony Pompliano: Fast is self-explanatory. final meaning that what’s

Bill Barhydt: irreversible

Anthony Pompliano: There’s no chargebacks

Bill Barhydt: There’s no chargebacks. It’s cash in the traditional sense of you gave me my purchase receipt. I handed you the cash. It’s done. right and so I think that’s going to matter a lot. There’s not a lot of platforms, there’s maybe seven or eight platforms that matter in that fast and final race.

Anthony Pompliano: Yeah, it’s very fascinating. All right. What’s next for Abra? You got to go and get the deal done, right?

Bill Barhydt: Yep.

Anthony Pompliano: But then what?

Bill Barhydt: So, we’re in a bit of a quiet period. We’ve got an S4 process to go through with the SEC to get the transaction approved. You know, that’ll take a little time. And in the meantime, we’re building the business as fast and as furious as we can. We’re hiring on the sales front. You’ll see us doing more and more in the in the RIA world itself to help other RIAs, in addition to our direct clients and then facilitating more and more capabilities for for our clients in yield lending staking you know custody as the as the business grows hopefully now looking at things like tokenized equities which I’m super bullish on facilitating loans against tokenized real world assets. I’m thinking this whole movement towards RWA tokenization is going to be huge for DeFi and that’s a bet that we’re making that we’re going to be able to facilitate that for our clients as well.

Anthony Pompliano: Yeah. I think that this is an unexplored lane that, if you guys can dominate, would be pretty fantastic, right?

Bill Barhydt: Yeah. It’s been a long time coming, but we’re here and we’re excited.

Anthony Pompliano: Amazing. Well, congratulations on the deal. We’ll do this again in the future.

Bill Barhydt: Thanks, brother.

Anthony Pompliano: Good to see you.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.